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                              June 18, 2024

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 2, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
2, LLC
                                                            Post-Qualification
Amendment No. 10 to Offering Statement on Form 1-A
                                                            Filed May 23, 2024
                                                            File No. 024-12271

       Dear Joshua Goldstein:

                                                        We have reviewed your
amendment and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A

       Cover Page

   1. We note your disclosure regarding your intention to facilitate secondary sales of class A shares of each series
on an ATS "operated by an SEC-registered broker-dealer." Please identify the operator
of that alternate trading system here and throughout.
   2. We note your disclosure on the cover page that "[e]ach individual series will hold title to the specific Artwork
that it acquires in a segregated portfolio of a Cayman Islands segregated portfolio
company." On page iii, you disclose that Masterworks Cayman refers to "a segregated
portfolio company that will hold title to the Artwork..." Please revise your disclosure to clarify
which entity holds the title of the Artwork.
   3. Please expand the disclosure on your cover page to clarify that investors in the company are purchasing Class A
shares that represent only indirect ownership of the Artwork. To provide additional
context to investors, please also provide a cross-reference to your discussion of the
capital structure that will exist following each series offering.
 Joshua Goldstein
Masterworks Vault 2, LLC
June 18, 2024
Page 2
Summary
Acquisitions and Sales of Artwork, page 4

4. We note that you have discretion over when to sell the Artwork. To provide additional context to investors, please expand your disclosure here to state the consequences of a sale of the Artwork on the Class A shares they hold in the related series. Determination of Offering Price, page 11

5. Please clarify, if true, that the offering price was determined arbitrarily. In this regard, we note the existing disclosure states the determination was random.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameJoshua Goldstein                               Sincerely,
Comapany NameMasterworks Vault 2, LLC
                                                                 Division of
Corporation Finance
June 18, 2024 Page 2                                             Office of
Trade & Services
FirstName LastName